UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

2022 Annual General Meeting of Shareholders

On July 28, 2022, Babylon Holdings Limited announced its 2022 Annual General Meeting of Shareholders (the “AGM”) and made available to its shareholders certain materials in connection with the AGM. The materials are attached as Exhibits 99.1 and 99.2 to this Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Notice of the 2022 Annual General Meeting of Shareholders

99.2	Forms of 2022 Annual General Meeting Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: July 28, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer